UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SILICON IMAGE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value per share

(Title of Class of Securities)

82705T102

(CUSIP Number of Class of Securities (Underlying Common Stock))

Noland Granberry

Chief Financial Officer

Silicon Image, Inc.

1060 East Arques Ave.

Sunnyvale, California 94085

(408) 616-4000

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

David K. Michaels, Esq.

Shulamite R. Shen, Esq.

Fenwick & West LLP

555 California Street, 12th Floor

San Francisco, CA 94104

(415) 875-2300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$ 5,045,400	$ 359.74

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,020,505 shares of common stock of Silicon Image, Inc. having an aggregate value of $5,045,400 as of August 3, 2010 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of this transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to an offer by Silicon Image, Inc., a Delaware corporation (“Silicon Image” or the “Company”), to exchange certain outstanding options to purchase up to an aggregate of 4,020,505 shares of the Company’s common stock with an exercise price greater than or equal to $6.64 per share (“Eligible Options”), whether vested or unvested, for new restricted stock units (“RSUs”). The Company will exchange Eligible Options for RSUs on the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated August 4, 2010 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A); (ii) the form of E-Mail Announcements, attached hereto as Exhibits (a)(1)(B) and (a)(1)(C); (iii) the Screen Shots of the Offer Website, attached hereto as Exhibit (a)(1)(D); (iv) the Paper Election Form attached hereto as Exhibit (a)(1)(E); (v) the forms of Confirmation E-Mail to Employees who Elect to Participate in the Exchange Program, attached hereto as Exhibits (a)(1)(F) and (a)(1)(G); and (vi) the forms of Reminder E-Mail, attached hereto as Exhibits (a)(1)(H) and (a)(1)(I). The foregoing documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “eligible employee” refers to all employees of the Company or its subsidiaries who reside in the United States, Japan, Korea, Taiwan and United Kingdom as of the commencement of the Exchange Offer and through the expiration date of the Exchange Offer. Notwithstanding the foregoing, the Company’s named executive officers, including the Company’s current chief financial officer, and members of the Company’s board of directors as of the date of this Offer to Exchange are not eligible to participate in the Offer to Exchange.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

Silicon Image is the issuer of the securities subject to the Offer to Exchange. The address of the Company’s principal executive office is 1060 East Arques Avenue, Sunnyvale, California 94085, and the Company’s telephone number at that address is (408) 616-4000. The information set forth in Section 10 of the Offer to Exchange (“Information concerning Silicon Image”) is incorporated herein by reference.

(b) Securities.

The Offer to Exchange applies to outstanding options with an exercise price greater than or equal to $6.64 per share that were granted under the Plans (as defined in the “Summary Term Sheet—Questions and Answers” in the Offer to Exchange) (the “Eligible Options”). As of August 3, 2010, there were Eligible Options to purchase 4,020,505 shares of the Company’s common stock outstanding.

(c) Trading Market and Price.

The information set forth in Section 8 the Offer to Exchange (“Price range of shares underlying the awards”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in of the Offer to Exchange under the caption “Summary Term Sheet—Questions and Answers” and in Section 1 (“Eligibility”), Section 2 (“Number of awards; expiration date”), Section 3(“Purposes of the offer”), Section 4 (“Procedures for electing to exchange awards”), Section 5 (“Withdrawal rights and change of election”), Section 6 (“Acceptance of eligible options for exchange and granting of RSUs”), Section 7 (“Conditions of the offer”), Section 8 (“Price range of shares underlying the awards”), Section 9 (“Source and amount of consideration; terms of RSUs”), Section 12 (“Status of options acquired by us in the offer; accounting consequences of the offer”), Section 13(“Legal matters; regulatory approvals”), Section 14 (“Material income tax consequences”), Section 15 (“Extension of offer; termination; amendment”) and Schedule B attached to the Offer to Exchange is incorporated herein by reference.

(b) Purchases.

The information set forth in Section 11 of the Offer to Exchange (“Interests of directors and executive officers; transactions and arrangements concerning the options”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in Section 11 of the Offer to Exchange (“Interests of directors and executive officers; transactions and arrangements concerning the options”) is incorporated herein by reference. See also the equity incentive plans, awards and related agreements attached hereto or incorporated by reference as exhibits (d)(1) through (d)(16).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet -Questions and Answers” and Section 3 (“Purposes of the offer”) is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Exchange in Section 6 (“Acceptance of eligible options for exchange and granting of RSUs”) and Section 12 (“Status of options acquired by us in the offer; accounting consequences of the offer”) is incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Exchange in Section 3 (“Purposes of the offer”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Exchange in Section 9 (“Source and amount of consideration; terms of RSUs”) is incorporated herein by reference.

(b) Conditions.

The information set forth in the Offer to Exchange in Section 7 (“Conditions of the offer”) is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in Section 11 of the Offer to Exchange (“Interests of directors and executive officers; transactions and arrangements concerning the options”) is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in Section 11 of the Offer to Exchange (“Interests of directors and executive officers; transactions and arrangements concerning the options”) is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in Section 17 (“Additional information”) and Section 18 (“Financial statements”) of the Offer to Exchange is incorporated herein by reference. The Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2010, and the Quarterly Reports on Form 10-Q, as filed with the SEC on April 28, 2010 and July 29, 2010, are incorporated by reference herein and can be accessed electronically on the SEC’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in Section 11 (“Interests of directors and executive officers; transactions and arrangements concerning the options”) and Section 13 (“Legal matters; regulatory approvals”) of the Offer to Exchange and is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12.	Exhibits.

The Exhibit Index immediately following the signature page of this Schedule TO is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SILICON IMAGE, INC.

/S/ NOLAND GRANBERRY
Noland Granberry
Chief Financial Officer

Date: August 4, 2010

INDEX OF EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated August 4, 2010.

(a)(1)(B)	Form of E-Mail Announcement for All Eligible Employees Except Vice Presidents.

(a)(1)(C)	Form of E-Mail Announcement for Vice Presidents.

(a)(1)(D)	Screen Shots of the Offer Website.

(a)(1)(E)	Paper Election Form.

(a)(1)(F)	Election Confirmations for Employees Who Submit an Electronic Election Form.

(a)(1)(G)	Election Confirmation for Employees Who Submit a Paper Election Form.

(a)(1)(H)	Form of E-Mail Reminder for All Eligible Employees Except Vice Presidents.

(a)(1)(I)	Form of E-Mail Reminder for Vice Presidents.

(b)	Not applicable.

(d)(1)	1995 Equity Incentive Plan, as amended through July 20, 1999 and related forms of stock option agreements and stock option exercise agreements (Incorporated by reference from Exhibit 10.02 of the Registration Statement on Form S-1 (File No. 333-83665), as amended, filed with the SEC on August 25, 1999 and declared effective by the SEC on October 5, 1999 (the “Form S-1”)).

(d)(2)	1999 Equity Incentive Plan, as amended (including Sub-Plan for UK employees) and related forms of notice of grant of stock options, stock option agreement, stock option exercise notice and joint election (for UK employees) (Incorporated by reference from Exhibit 10.03 of the Form 10-K filed on March 16, 2006).

(d)(3)	1999 Employee Stock Purchase Plan (including Sub-Plan for UK employees) and related enrollment forms, subscription agreements, notice of suspension, notice of withdrawal and joint election (for UK employees) (Incorporated by reference from Exhibit 10.03 of the Form 10-Q filed on August 8, 2007).

(d)(4)	Form of Nonqualified Stock Option Agreement entered into between the Company and its officers (Incorporated by reference from Exhibit 10.21 of the Form S-1).

(d)(5)	CMD Technology Inc. 1991 Stock Option Plan and related form of Incentive Stock Option Agreement (Incorporated by reference from Exhibit 4.05 of the Form S-8 filed on June 26, 2001).

(d)(6)	CMD Technology Inc. 1999 Stock Incentive Plan, as amended and related form of Stock Option Agreement (Incorporated by reference from Exhibit 10.36 of the Form 10-Q filed on November 14, 2001).

(d)(7)	Silicon Communication Lab, Inc. 1999 Stock Option Plan, as amended and related form of Stock Option Agreement (Incorporated by reference from Exhibit 10.37 of the Form 10-Q filed on November 14, 2001).

(d)(8)	Non-Plan Stock Option Agreement between Hyun Jong Shin (John Shin) and the Company dated November 6, 2001 (Incorporated by reference from Exhibit 10.42 of the Form 10-K filed on March 29, 2002).

(d)(9)	TransWarp Networks, Inc. 2002 Stock Option/Stock Issuance Plan (Incorporated by reference from Exhibit 4.06 of the Form S-8 filed on May 23, 2003).

(d)(10)	ESPP 1999 Plan Document including UK Sub-Plan As Amended (Incorporated by reference from Exhibit 10.03 of the Form 10-Q filed August 8, 2007).

(d)(11)	1999 Equity Incentive Plan, as amended and restated December 14, 2007 (Incorporated by reference from Exhibit 10.40 of the Form 10-K filed on February 27, 2008).

(d)(12)	Notice of Grant of Restricted Stock Units to named executive officers (For U.S. Participants), dated February 15, 2008 (Incorporated by reference from Exhibit 10.01 of the current report on Form 8-K filed on February 22, 2008).

(d)(13)	2008 Equity Incentive Plan, approved by stockholders May 21, 2008 (Incorporated by reference from Exhibit 4.07 of the Form S-8 filed on May 23, 2008).

(d)(14)	Amendment to the Registrant’s Employee Stock Purchase Plan, approved by stockholders May 21, 2008 (Incorporated by reference from Exhibit 4.05 of the Form S-8 filed with the Commission on May 23, 2008).

(d)(15)	Forms of notice of grant and award agreements under the 2008 Equity Incentive Plan for U.S. Participants (Incorporated by reference from Exhibit 10.05 of the Form 10-Q filed on July 25, 2008)

(d)(16)	Form of stock option agreement and notice of grant of restricted stock units and restricted stock unit agreement under the 2008 Equity Incentive Plan for Non-U.S. Participants.

(g)	Not applicable.

(h)	Not applicable.